Exhibit 23.2

We consent to the inclusion in this Annual Report (Form 10-K) of OxySure Systems, Inc. of our report dated March 31, 2015, with respect to its balance sheet as of December 31, 2014 and 2013, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended to be included in this Annual Report.

/s/ Sadler Gibb & Associates, LLC
Firm’s Manual Signature

Salt Lake City, UT
City, State

March 31, 2015
Date